BAE SYSTEMS plc

Interim results 2004

The timetable for the interim results for 2004, and associated dividend on ordinary shares, is as follows:

Announcement date:	9 September 2004
Ex-dividend date:	20 October 2004
Record date:	22 October 2004
Last date for DRIP elections:	9 November 2004
Dividend payment date:	30 November 200

7 May 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Michael Lester

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Michael Lester

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares from the Restricted Share Plan.

7. Number of shares / amount of stock acquired

17,315

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Nil consideration

13. Date of transaction

7 May 2004

14. Date company informed

7 May 2004

15. Total holding following this notification

559,784

16. Total percentage holding of issued class following this notification

Not material

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

See 23 below

23. Any additional information

The director has interests in contingent awards over 67,031 shares under the Restricted Share Plan, options over 549,146 shares under the Performance Share Plan and options over 1,626,193 shares under the SAYE and Executive Share Option Schemes.

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

7 May 2004

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE SYSTEMS plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 5 May 2004, the following resolution was passed as an Ordinary Resolution:

THAT the authority of conferred on the Directors by Article 12 (B)(i) of the Articles of Association of the Company be and is hereby renewed for the period ending on 5 May 2009 and that for such period the Section 80 Amount shall be £19,748,171.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE SYSTEMS plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 5 May 2004, the following resolution was passed as a Special Resolution:

THAT the power conferred on the Directors by Article 12(B)(ii) of the Articles of Association of the Company be and is hereby renewed for the period ending on 5 May 2009 and that for the period the Section 89 amount shall be £3,825,091.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE SYSTEMS plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 5 May 2004, the following resolution was passed as a Special Resolution:

THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases, as defined in Section 163 of that Act, of ordinary shares of 2.5p each in the capital of the Company provided that:

a) the maximum number of shares that may be purchased is 306,007,313;

b) the minimum price which may be paid for each share is 2.5p;

c) the maximum price that may be paid for each share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

d) this authority shall expire on the conclusion of the Annual General Meeting of the Company held in 2005 or, if earlier, 5 August 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time;

and, where such shares are held in treasury, the Company may use them for the purposes of its employee share schemes.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE SYSTEMS plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Wednesday 5 May 2004, the following resolution was passed as a Special Resolution:

THAT the Articles of Association of the Company be and are hereby amended as detailed in the Appendix to the Notice of Annual General Meeting dated 31 March 2004 (a copy of which is presented to the meeting and signed by the Chairman for the purpose of identification).

Appendix

Amendments to Articles of Association

This is the appendix referred to in Resolution 14 of the Notice of Annual General Meeting dated 31 March 2004, and sets out amendments to be made to the Articles of Association of BAE Systems plc.

1. Article 2

1.1 In Article 2 following the paragraph "The expression "subsidiary undertaking" shall have the same meaning as in the Act," insert the following new paragraph:

"Except where the context otherwise requires, any reference to issued shares of any class (whether of the Company or of any other company) shall not include any shares of that class held as treasury shares."

2. Article 9 (Purchase of shares)

2.1 After the number "9.", insert "(A)"

2.2 At the end of Article 9, insert the following new paragraph as Article 9 (B):

"(B) The Company may not exercise any right in respect of treasury shares held by it, including any right to attend or vote at meetings, to participate in any offer by the Company to shareholders or to receive any distribution (including in a winding – up), but without prejudice to its right to sell the treasury shares, to receive an allotment of shares as fully paid bonus shares in respect of the treasury shares or to receive any amount payable on redemption of any redeemable treasury shares."

3. Article 12 (Directors' power to allot)

3.1 In Article 12 (B)(ii), following the words "within the terms of the said authority", insert the following words:

"and to sell treasury shares wholly for cash"

3.2 In Article 12 (B)(iii), following the words "might require the allotment" insert the following words:

"or sale"

3.3 In Article 12 (B)(iii), following the words "and may allot", insert the following words:

"or sell"

3.4 In Article 12 (B)(iv)(a), following the words "fixed by the Directors to (i) holders" insert the following words:

"(other than the Company)"

3.5 In the margin reference to Article 12, following the words "Directors' power to allot", insert the following words "securities and to sell treasury shares".

4. Article 65 (Suspension of voting etc. rights)

4.1 In Article 65 (C), following the words "issued share capital of the class of shares concerned", insert the following words:

"(excluding any shares in the Company held as treasury shares)".

BAE SYSTEMS plc

Copies of the following documents:

Ordinary resolution relating to the renewal of the authority for the directors to allot new shares;

Special resolution relating to the renewal of the authority for the directors to disapply pre-emption rights;

Special resolution relating to the renewal of the authority for the Company to purchase its own shares;

Special resolution relating to the amendment of the Company's Articles of Association,

being resolutions passed by the Company at its AGM other than resolutions concerning ordinary business, have been submitted to the UK Listing Authority and will shortly be available for publication at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: (020) 7676 1000

7 May 2004